U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 4
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Security Capital U.S. Realty
   69, route d'Esch
   L-1470 Luxembourg
2. Issuer Name and Ticker or Trading Symbol
   Storage USA, Inc.
   SUS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   3/97 (including through April 8, 1997)
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Common Stock

____________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                         |
___________________________________________________________________________________________________________|
1.Title of Security   |2.   |3.    |4.             |      |5.Amount of    |6.Dir-   |7.Nature of Indirect  |
                      |Transaction | Securities    |      |  Securities   |  ect    |  Beneficial Ownership|
                      |     |      | rities Acqui  |      |  Beneficially |  (D)or  |                      |
                      |     |      | red(A) or Dis |      |  Owned at     |  Indir  |                      |
                      |     |      | posed of(D)   |      |  End of Month |  ect(I) |                      |
                      |     |      |               |      |  (including   |         |                      |
                      |     |      |           |   |      |   through     |         |                      |
                      |     |      |           | A/|      |   April 8,    |         |                      |
                      |Date |Code|V|  Amount   | D | Price|   1997)       |         |                      |
___________________________________________________________________________________________________________|
                                                                                                           |
___________________________________________________________________________________________________________|
                                                                                                           |
Common Stock          |3/12/ |P  | |579,900*   |A  |$37.65 |10,068,754    |I        |   By Security Capital|
                      |97    |   | |           |   |       |              |         |      Holdings S.A.   |
                      |      |   | |           |   |       |              |         |     (a wholly owned  |
                      |      |   | |           |   |       |              |         |       subsidiary)    |
___________________________________________________________________________________________________________|
                                                                                                           |
Common Stock          |3/13/ |P  | |86,500*    |A  |$37.63 |10,068,754    |I        |       Same as above  |
                      |97    |   | |           |   |       |              |         |                      |
                      |      |   | |           |   |       |              |         |                      |
                      |      |   | |           |   |       |              |         |                      |
-----------------------------------------------------------------------------------------------------------|
                                                                                                           |
Common Stock          |3/27/ |P  | |851,000*   |A  |$37.625|10,068,754    |I        |       Same as above  |
                      |97    |   | |           |   |       |              |         |                      |
                      |      |   | |           |   |       |              |         |                      |
                      |      |   | |           |   |       |              |         |                      |
___________________________________________________________________________________________________________|
                                                                                                           |
Common Stock          |4/4/  |P  | |85,000*    |A  |$36.50 |10,068,754    |I        |       Same as above  |
                      |97    |   | |           |   |       |              |         |                      |
                      |      |   | |           |   |       |              |         |                      |
                      |      |   | |           |   |       |              |         |                      |
-----------------------------------------------------------------------------------------------------------|

___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
                                                                                                                                   |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
* On March 27, 1997, at the closing pursuant to a Subscription Agreement, dated as of March 27, 1997, by and among Storage USA, Inc.
("Storage"), Security Capital Holdings S.A. ("Holdings") and Security Capital U.S. Realty ("US Realty"), Holdings purchased 851,000 shares of Common Stock of Storage for $37.625 per share directly from Storage pursuant to certain participation rights of Holdings and US Realty under the Strategic Alliance Agreement, dated as of March 19, 1996, by and among Storage, SUSA Partnership, L.P., Holdings and US Realty, as amended, with respect to Storage's recent underwritten public offering of 1,610,000 shares of Common Stock.
The 851,000 shares acquired pursuant to the Subscription Agreement represent all of the shares to be acquired pursuant to the Subscription Agreement.
In additon, on March 12, 1997, March 13, 1997 and April 4, 1997, Holdings purchased shares of Common Stock of Storage in open market transactions in the amounts and for the per share prices listed in Table I above. The transactions reported on this Form 4 are more fully described in Amendment
No. 7 to the Schedule 13D filed by Security Capital U.S. Realty and Security Capital Holdings S.A. on April 4, 1997.

SIGNATURE OF REPORTING PERSON
/s/ Paul E. Szurek
DATE
April 9, 1997